UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

19 October 2006

Board rejects revised proposal

Coles Myer today rejected a revised proposal from the KKR-led leveraged buyout consortium of $15.25 per share.

CML Chairman, Rick Allert said that the Board considered that the revised proposal - received after the close of the stock market yesterday - still substantially undervalued the company and its prospects, which had been clearly detailed to the market in the September 21 briefing.

Mr Allert said the proposal remained non-binding and conditional upon, amongst other things, detailed due diligence.

"The conditionality of the proposal gives no certainty that the price proposed would be delivered to shareholders," he said.

"The Board believes that shareholder interests will be better served by the company pursuing its growth strategy. We remain confident that this will create significantly increased value for shareholders."

Mr Allert said the company was on track in implementing the strategic initiatives that would underpin cost reduction and earnings growth over the life of the plan.

He said the Board has reached its decision after taking advice from its external advisers, Carnegie Wylie & Company, Deutsche Bank and Freehills.

Mr Allert said the consortium had advised the Board that this was its final proposal, that it did not intend to further increase the indicative price and that it would withdraw and publicly announce its disengagement if it did not have the support of the Coles Myer Board by 9am on October 23, 2006.

CML has been advised that the participants in the syndicate have been reduced to five members, comprising Kohlberg Kravis Roberts & Co, the Carlyle Group, CVC Asia Pacific, Texas Pacific Group and the Blackstone Group.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 19, 2006